# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Open Lending Corporation, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 S. Mopac Expressway, Suite #450, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0001532943
Persons authorized to receive notices and communications: Ryan L. Vardeman, 8333 Douglas Ave, Suite 775, Dallas, Texas (TX), 75225, (214) 871-2700; Kellie Bobo, 98 San Jacinto Blvd, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- Palogic Value Management, L.P. (CIK 0001532943): type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,949,166; sole dispositive power 0; shared dispositive power 6,949,166; aggregate amount beneficially owned 6,949,166 (5.8% of the class)
  Comment: The figure in Item 13 is based upon 119,782,899 shares of common stock, par value $0.01 per share ("Common Stock") of Open Lending Corp (the "Issuer") outstanding as of March 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") for the fiscal year ended December 31, 2024, that was filed on March 31, 2025.
- Palogic Value Fund, L.P. (CIK 0001387846): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,949,166; sole dispositive power 0; shared dispositive power 6,949,166; aggregate amount beneficially owned 6,949,166 (5.8% of the class)
  Comment: The figure in Item 13 is based upon 119,782,899 shares of Common Stock outstanding as of March 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2024, that was filed on March 31, 2025.
- Palogic Capital Management, LLC (CIK 0001494018): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,949,166; sole dispositive power 0; shared dispositive power 6,949,166; aggregate amount beneficially owned 6,949,166 (5.8% of the class)
  Comment: The figure in Item 13 is based upon 119,782,899 shares of Common Stock outstanding as of March 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2024, that was filed on March 31, 2025.
- Ryan L. Vardeman (CIK 0001574629): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,949,166; sole dispositive power 0; shared dispositive power 6,949,166; aggregate amount beneficially owned 6,949,166 (5.8% of the class)
  Comment: The figure in Item 13 is based upon 119,782,899 shares of Common Stock outstanding as of March 25, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed by the Issuer with the SEC for the fiscal year ended December 31, 2024, that was filed on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Open Lending Corporation
Address of issuer's principal executive offices: 1501 S. Mopac Expressway, Suite #450, Austin, Texas (TX), 78746

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by and on behalf of each of Palogic Value Management, L.P., a Delaware limited partnership ("Palogic Value Management"); Palogic Value Fund, L.P., a Delaware limited partnership ("Palogic Value Fund"); Palogic Capital Management, LLC, a Delaware limited liability company ("Palogic Capital Management"); and Ryan L. Vardeman (Palogic Value Management, Palogic Value Fund, Palogic Capital Management and Mr. Vardeman are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the "Joint Filing Agreement"). Palogic Value Fund is the record and direct beneficial owner of the securities covered by this statement. Palogic Value Management is the general partner of, and investment manager to, Palogic Value Fund. Palogic Capital Management is the general partner of Palogic Value Management. Mr. Vardeman is the sole member of Palogic Capital Management.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.
Residence or business address: The address of the principal business office of each of the Reporting Persons is, c/o Palogic Value Management, L.P., 8333 Douglas Ave, Suite 775, Dallas, Texas 75225, USA.
Present principal occupation or employment: The principal business of Palogic Value Fund is acquiring, holding and selling securities for investment purposes. The principal business of Palogic Value Management is serving as the general partner of, and investment manager to, Palogic Value Fund. The principal business of Palogic Capital Management is serving as the general partner of Palogic Value Management. The present principal occupation of Mr. Vardeman is serving as the sole member of Palogic Capital Management.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The place of organization of each Reporting Person, other than Mr. Vardeman, is listed in paragraph (a) of this Item 2. Mr. Vardeman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons expended an aggregate of approximately $12,921,948 (including commissions) to acquire 6,949,166 shares of Common Stock of the Issuer in various open market transactions. The funds used for the purchase of shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes. On April 4, 2025, the Reporting Persons sent a letter (the "Letter") to the Chief Legal and Compliance Officer and Corporate Secretary outlining concerns regarding the continuation of the Issuer as a public company and suggesting, among other things, that the Issuer consider seeking a buyer and publicly acknowledge its desire to pursue strategic alternatives, as well as pay off its term loan. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by the full text of the Letter, which is incorporated herein by reference to Exhibit 99.2 of this Schedule 13D. In addition, the Reporting Person has in the past, and may in the future, engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, composition of the board of directors, and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Annex A - Recent Transactions by the Reporting Persons in the Securities ff Open Lending Corporation.
Exhibit 99.1 Joint Filing Agreement (filed herewith).
Exhibit 99.2 Letter to the Chief Legal and Compliance Officer and Corporate Secretary of the Issuer (filed herewith).

## Signatures
- Palogic Value Management, L.P.: Palogic Capital Management, LLC, General Partner (04/14/2025)
- Palogic Value Management, L.P.: /s/ Ryan L. Vardeman, Sole Member (04/14/2025)
- Palogic Value Fund, L.P.: Palogic Value Management, L.P., General Partner (04/14/2025)
- Palogic Value Fund, L.P.: Palogic Capital Management, LLC, General Partner (04/14/2025)
- Palogic Value Fund, L.P.: /s/ Ryan L. Vardeman, Sole Member (04/14/2025)
- Palogic Capital Management, LLC: /s/ Ryan L. Vardeman, Sole Member (04/14/2025)
- Ryan L. Vardeman: /s/ Ryan L. Vardeman, Ryan L. Vardeman (04/14/2025)